American Goldrush Corporation

1155 West Pender, Suite 708

Vancouver, British Columbia V6E 2P4

                September 26, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Roger Schwall, Esq.

Re:	Application of American Goldrush Corporation (the “Company”) to

Withdraw Post Effective Amendment No. 1 to

Registration Statement on Form F-1

SEC File No.: 333-120722 (the “Registration Statement”)

Dear Mr. Schwall:

The Company hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, that certain post-effective amendment number 1 to the above-referenced Registration Statement including all exhibits filed with such post-effective amendment (the “Post Effective Amendment”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on September 20, 2005. The Registration Statement was declared effective by the Commission on May 19, 2005.

The withdrawal is being sought because the Staff of the Commission has requested that the Company re-file the Post Effective Amendment with the complete information contained in the Registration Statement, and not just the disclsoure being revised and updated by the Company with the Post-Effective Amendment. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act of 1933, the Commission issue an order granting the desired withdrawal. The Company will file shortly a Post Effective Amendment containing all material changes from the Registration Statement with the complete information contained in the Registration Statement.

If you have any questions regarding this request for withdrawal, please contact me at (604) 974-1175.

Very truly yours,

/s/Ronald Blomkamp

Ronald Blomkamp

President and Chief Executive Officer